🚀 Just Launched: One artist. 72% market share. Inbox ×

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Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>
to me

Hi Sam,

Did you realize you have no exposure to the textile segment of the art market? Our latest offering features a tapestry by Alighiero Boetti, an artist we like because of his historical dominance within the textile art segment of the art market. Here are a few stats:

- Boetti made up **72% of all textile auction sales** from 2015-2023 with $87.9 million total transacted. (And that's just the public market!)
- It's not just total sales volume, he dominates top prices too. He snagged **21 of the top 25 textile prices** from 2015-2023!

Why textiles? According to ArtTactic, consumer demand for handmade textile pieces has renewed in response to the prevalence of digital art and media. Plus, they note that textiles have enhanced appeal to galleries because they're simply more practical to transport and install.

We capitalized on this with Boetti, since he so routinely dominates the segment at auction. That demand has also led to consistent appreciation across repeat sales: Boetti has seen 33 tapestries sell twice at auction over his career, and **every single one** has increased in value.

Our latest offering is available now for $601k. Invest here, or view the offering circular below.


TEXTILE MARKET
72%
Boetti's textile market share

Thanks,

Anthony DeSimone

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Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281